EXHIBIT 99.1

MAGAL AWARDED $4.2 MILLION IN CONTRACTS FOR ELECTRO-OPTIC SYSTEMS
YEHUD, Israel – February 19, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it has won $4.2 million in contracts for the supply of electro-optic systems for the Israeli Ministry of Defense. The systems will be mounted and integrated on to various military vehicles, providing full day and night observation capability. Deliveries will be throughout this year and next.
Mr. Dror Sharon, CEO of Magal, commented: "These contracts for vehicle observation systems, as well as an earlier award for similar systems announced in late 2018 demonstrate the trust the Israeli military has in our capabilities. It further represents the initial fruits of success following our acquisition of ESC-BAZ last year, which strongly extended our technological capabilities in the observation and surveillance market. We look forward to further expanding our sales globally in this growing market."

About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 50 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.
For more information:
Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com